Barrett S. DiPaolo Partner

bdipaolo@srfc.law

D +1.646.810.2173

October 6, 2023

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, DC 20549

Attention:	Frank Knapp
Jennifer Monick
Mary Beth Breslin

Re:	Unite Acquisition 3 Corp.
Registration Statement on Form 10-12G Filed August 10, 2023
File No. 000-56582

Ladies and Gentlemen:

Set forth below, on behalf of our client Unite Acquisition 3 Corp. (the “Company”), we are submitting the Company’s responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 6, 2023 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form 10 filed with the Commission on August 10, 2023 (the “Registration Statement”). Concurrently with this letter the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) to respond to the comments contained in the Comment Letter and to make certain other changes.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided the Company’s responses immediately following the numbered comments in plain text.

In addition, please note that in Amendment No. 1 the Company has updated its financial statements, Management’s Discussion and Analysis of Financial Condition and Results of Operation and related disclosures to include the Company’s financial statements as of and for the three and six months ended June 30, 2023, and relevant information therefrom.

1185 Avenue of the Americas | 31st Floor | New York, NY 10036

T +1.212.930.9700 | F +1.212.930.9725 | www.srfc.law

Securities and Exchange Commission

Division of Corporation Finance

October 6, 2023

Form 10-12G filed August 10, 2023

Business of the Issuer, page 1

1.	Please reconcile your disclosure in the fourth paragraph that there have been no “specific” discussions with the disclosure in the first paragraph on page 7 that your sole officer and director has not had any preliminary contact or discussions with any representative of any other entity regarding a business combination with you.

The Company (a) has revised the disclosure on page 1 to indicate that it has had preliminary discussions with certain potential business combination candidates regarding business opportunities for the Company, but no definitive terms have been agreed, and the Company has not entered into any definitive agreement with any party, and (b) has deleted the referenced language on page 7 as redundant.

2.	We note your statements on page 3 that your sole officer and director is “currently involved with two other blank check companies and may become associated with additional blank check companies at any time in the future,” and that he is “employed on a full-time basis by other companies.” Please revise to state how many companies your sole officer and director is employed on a full-time basis. Also explain how he will allocate his time if there is a concurrent acquisition opportunity for any of the other blank check companies with which he is involved.

The Company has corrected the disclosure in that location to indicate that its sole officer and director is employed on a full-time basis only with his law firm, Gilbride Tusa Last & Spellane LLC, and has added disclosure regarding how he will allocate his time if there is a concurrent acquisition opportunity for any of the other blank check companies with which he is involved.

3.	We note your disclosure in Item 9 on page 11 that your common stock is not trading on any stock exchange. Where you discuss your competition to complete a business acquisition, please expand to address how the lack of trading on an exchange may impact your likelihood of success in finding a target company and completing a business combination.

The Company has expanded its disclosure on page 3 to address how the lack of trading on an exchange may impact the Company’s likelihood of success in finding a target company and completing a business combination.

www.srfc.law

Securities and Exchange Commission

Division of Corporation Finance

October 6, 2023

Management’s Discussion & Analysis, page 5

4.	We note your first sentence on page 7 that your sole officer and director has not had any preliminary contact or discussions with any representative of any other entity regarding a business combination with you. Given your relationship with Lucius Partners and your statement that you contemplate Lucius Partners may introduce business combination opportunities to you, please revise to confirm that Lucius Partners has not had, on your behalf, any such contact or discussions with other entities regarding a business combination with you.

The Company has revised the disclosure on page 2 to indicate that while Lucius Partners has introduced to the Company certain candidates for a potential business combination, no definitive terms have been agreed, and the Company has not entered into any definitive agreement with any party.

5.	We note your statement that your management believes there are opportunities for a business combination with firms seeking the perceived benefits of becoming a publicly traded corporation. Please revise your disclosure to state clearly how a private operating company would benefit by completing a business combination with you rather than by filing its own Exchange Act registration statement, given the information about the target company that you state will be filed in a Form 8-K at the time of the business combination.

The Company has expanded its disclosure on page 7 to indicate how a private operating company would benefit by completing a business combination with the Company rather than by filing its own Exchange Act registration statement.

Item 5. Directors and Executive Officers, page 8

6.	In light of the statement on page 3 that Mr. Pereira is employed on a full-time basis by other companies, please revise to ensure that you have disclosed all principal occupations and employment during the past five years, including the name and principal business of any corporation or other organization in which such occupations and employment were carried on and whether such corporation or organization is a parent, subsidiary or other affiliate of the registrant. Refer to Item 401(e)(1) of Regulation S-K.

The Company has corrected the disclosure on page 3 to indicate that Mr. Pereira is employed on a full-time basis only with his law firm and has added disclosure on page 8 that such firm is not a parent, subsidiary or other affiliate of the Company. Mr. Pereira has confirmed to the Company that the disclosure on page 8 covers all of his principal occupations and employment during the past five years.

www.srfc.law

Securities and Exchange Commission

Division of Corporation Finance

October 6, 2023

Item 6. Executive Compensation Summary Compensation Table, page 9

7.	We note your disclosure that your sole officer and director has not received any cash or other compensation since inception. Please clarify whether he has earned any compensation.

The Company has added disclosure in footnote 1 to the Summary Compensation Table to indicate that Mr. Pereira neither has received nor is entitled to receive any compensation for his services as an executive officer of the Company since inception (although as indicated under “Director Compensation” he is entitled to receive compensation for his services as a director of the Company).

8.	We note your disclosure that there are currently no understandings or agreements regarding compensation your management will receive after a business combination. Please expand your disclosure to clarify whether there are any arrangements, whether written or unwritten, under which your sole officer and director will receive any compensation prior to a business combination, and if so, please describe the material terms. Please provide similar clarification and disclosure of the material terms of any arrangements, whether written or unwritten, pursuant to which the sole officer and director would receive any potential payments upon termination or change in control. Refer to Item 402(o) and (q) of Regulation S-K.

The Company has expanded the disclosure in that location to indicate that there are (a) no arrangements, whether written or unwritten, under which Mr. Pereira will receive from the Company, or to the Company’s knowledge from any other person, any compensation prior to a business combination, and (b) no arrangements, whether written or unwritten, pursuant to which Mr. Pereira would receive from the Company, or to the Company’s knowledge from any other person, any potential payments upon termination of his services with or upon a change in control of the Company.

We trust that you will find the responses above and the changes in Amendment No. 1 to adequately address the Staff’s comments. If you have any questions with respect to the foregoing, please contact the undersigned by telephone at 646.810.2173 or by email at bdipaolo@srfc.law.

Sincerely yours,

Copy to:	Nathan P. Pereira
Unite Acquisition 3 Corp.

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